Exhibit 4.8(d)

THIRD AMENDMENT TO FINANCE AGREEMENT

This Third Amendment to Finance Agreement (“Amendment”) is dated as of January 2, 2007, by and between COASTAL CREDIT, L.L.C., a Virginia limited liability company with its principal office located at 3852 Virginia Beach Boulevard, Virginia Beach, Virginia 23452 (the “Borrower”) and WELLS FARGO FINANCIAL PREFERRED CAPITAL, INC., an Iowa corporation with its principal office located at 800 Walnut Street, Des Moines, Iowa 50309 (“WFFPC”).

BACKGROUND

A. On April 16, 2001, Borrower and WFFPC entered into a certain Amended Finance Agreement (as amended or modified from time to time, the “Finance Agreement”) and related agreements, instruments and documents among Borrower and WFFPC (collectively, with the Finance Agreement referred to as the “Credit Documents”).

B. Capitalized terms used but not defined in this Amendment shall have the meanings respectively ascribed to them in the Finance Agreement.

C. Borrower and WFFPC desire to amend the Finance Agreement as provided herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby promise and agree as follows.

AMENDMENTS

1. CERTAIN DEFINITIONS. Section 1.1 of the Finance Agreement is amended by deleting the prior definition of “Stated Maturity Date” in its entirety and replacing it with the following:

“Stated Maturity Date” means December 31, 2011, as such date may be extended from time to time in accordance with the provisions of Section 2.4 of this Agreement.

2. Interest. Section 2.6 of the Finance Agreement is amended by deleting prior subparagraph 2.6(a) in its entirety and replacing it with the following:

(a) In the absence of an Event of Default or Default hereunder, and prior to maturity, the outstanding balance of the Loan will bear interest at an annual rate determined in accordance with the following formula:

(i) Interest shall accrue at the Base Rate plus 2.60% during any calendar quarter immediately following the end of a quarter in which the Borrower’s Senior Debt to Capital Base Ratio is less than or equal to 2.5.

(ii) Interest shall accrue at the Base Rate plus 2.85% during any calendar quarter immediately following the end of a quarter in which the Borrower’s Senior Debt to Capital Base Ratio exceeds 2.5 but is less than or equal to 3.25.

(iii) Interest shall accrue at the Base Rate plus 3.10% during any calendar quarter immediately following the end of a quarter in which the Borrower’s Senior Debt to Capital Base Ratio exceeds 3.25.

Interest shall be payable monthly in arrears on the first day of each month commencing on the first such date after the first Advance under the Loan and continuing until the Commitment is terminated and Borrower’s indebtedness thereunder is paid in full. Interest as provided hereunder will be calculated on the basis of a 360 day year and the actual number of days elapsed.

The rate of interest provided for hereunder is subject to increase or decrease when and as the Base Rate increases or decreases in an amount corresponding to the change in the Base Rate. Any such change in interest rate hereunder shall take effect the first day of the month following a change in the Base Rate.

3. Legal and Filing Fees. Borrower agrees to pay immediately upon demand therefor, all legal fees and out-of-pocket expenses of WFFPC related to this Amendment, including the preparation, negotiation, documentation, execution, filing and delivery thereof.

4. Acknowledgment of Indebtedness/Release. By its execution of this Agreement, Borrower acknowledges and agrees that as of January 2, 2007, there was due and owing to WFFPC under the Finance Agreement the principal sum of $49,000,000 plus continually accruing interest, without defense or right of setoff or counterclaim of any kind. Borrower does hereby release WFFPC, its employees, officers, directors and agents from any and all liability for any act or failure to act or for any claim based upon any other theory of liability whether grounded in contract or tort or otherwise, whether known or unknown at this time, arising out of any matter occurring prior to the date of this Agreement. This Release shall be binding on the Borrower and its respective heirs, successors and assigns.

5. Effectiveness Conditions. This Amendment shall be effective upon the completion of the following conditions precedent:

a. Execution and delivery by Borrower of this Amendment to WFFPC;

b. Execution and delivery to WFFPC of a certified copy of Resolutions of Borrower’s managers authorizing the execution, delivery and performance of this Amendment and all other documents and instruments to be executed in connection with the Amendment; and designating the appropriate officers to execute and deliver this Amendment and all other documents and instruments to be executed in connection herewith; and

c. Such other matters as WFFPC may require.

6. Representations and Warranties. Borrower represents and warrants to WFFPC that:

a. All warranties and representations made to WFFPC under the Finance Agreement are true and correct as of the date hereof;

b. The execution and delivery by Borrower of this Amendment and the performance of it of the transactions herein contemplated (i) are and will be within its powers, (ii) have been authorized by all necessary company action, and (iii) are not and will not be in contravention of any order of any court or other agency of government, of law or any other indenture, agreement or undertaking to which Borrower is a party or by which the property of Borrower is bound, or be in conflict with, result in breach of, or constitute (with due notice and/or lapse of time) a default under any such indenture, agreement or undertaking or result in the imposition of any lien, charge or encumbrance of any nature on any of the properties of Borrower;

c. This Amendment and any assignment, instrument, document, or agreement executed and delivered in connection herewith, will be valid, binding and enforceable in accordance with its respective terms; and

d. No Default or Event of Default or any event which would constitute an Event of Default with the giving of notice or the passage of time, or both, has occurred under the Finance Agreement or any of the other Credit Documents.

7. Collateral. As security for the payment of the obligations under the Finance Agreement and satisfaction by Borrower of all covenants and undertakings contained in the Finance Agreement, Borrower reconfirms the prior security interest and lien in and to all right, title and interest in and to the Collateral.

8. Ratification of Existing Finance Agreement. Except as expressly set forth herein, all of the terms and conditions of the Finance Agreement are hereby ratified and confirmed and shall continue unchanged and in full force and effect. All references to the Finance Agreement shall mean the Finance Agreement as modified by this Amendment.

9. Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Iowa, excluding its conflict of laws rules.

10. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one agreement and it shall not be necessary in making proof of this Amendment to produce or account for more than one counterpart.

11. This Amendment shall be incorporated into and deemed a part of the Finance Agreement.

IMPORTANT: READ BEFORE SIGNING. THE TERMS OF THIS AGREEMENT SHOULD BE READ CAREFULLY BECAUSE ONLY THOSE TERMS IN WRITING ARE ENFORCEABLE. NO OTHER TERMS OR ORAL PROMISES NOT CONTAINED IN THIS WRITTEN CONTRACT MAY BE LEGALLY ENFORCED. YOU MAY CHANGE THE TERMS OF THIS AGREEMENT ONLY BY ANOTHER WRITTEN AGREEMENT.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

BORROWER:	COASTAL CREDIT, L.L.C.
	By:	/s/ William E. McKnight
Name: William E. McKnight
Title: President

LENDER:	WELLS FARGO FINANCIAL PREFERRED CAPITAL, INC.

	By:	/s/ Casey P. Johnson
Name: Casey P. Johnson
Title: Senior Vice-President

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